December 29, 2008

Via EDGAR

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attention:  H. Christopher Owings and John Fieldsend

Re:          TeleTech Holdings, Inc.

Correspondence Submitted on November 5, 2008
Annual Report on Form 10-K for the Year Ended December 31, 2007, Filed July 16, 2008

Quarterly Report on Form 10-Q for the Period Ended September 30, 2008, Filed November 4, 2008

File No. 1-11919

Ladies and Gentlemen:

We have set forth below the responses of TeleTech Holdings, Inc. (the “Company”) to comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in a letter dated December 1, 2008 from H. Christopher Owings, Assistant Director, to Kenneth D. Tuchman, Chief Executive Officer of the Company.  The Staff’s comments were made with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “Form 10-K”) and the Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

For convenient reference, the Company has set forth below in italics each of the Staff’s comments set forth in the letter dated December 1, 2008 and has keyed its responses to the heading and numbering of those comments.

Quarterly Report on form 10-Q for the Period Ended September 30, 2008

Item 4. Controls and Procedures, page 40

1.               On the top of page 44, you state that there were no changes in your internal control over financial reporting that occurred during the quarter ended September 30, 2008 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  However, on the top of page 42, you state that beginning in the first quarter of 2008 “and continuing through the date of the Form 10-Q,” your management has been actively engaged in the planning for, “and implementation of,” remediation efforts to address the material weaknesses in your internal control over financial reporting.  Therefore, it appears that, in fact, there have been changes to your internal control financial reporting that occurred during the period ended September 30, 2008.  If true, in future filings, please revise your document to disclose the changes to your internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  If not true, in future filings, please revise your document to clarify that you have not made any of the changes to your internal control over financial reporting that you discussed in you Management’s Plan for Remediation subsection in the period covered by this report.

During the fourth quarter of 2008, we made additional changes to our internal control over financial reporting that we believe, when combined with our historical changes, are reasonably likely to have a material affect on our internal control over financial reporting.  Thus, in the future filing of our 2008 Form 10-K, we will disclose the changes to our internal control over financial reporting that occurred during the period and state that these changes have materially affected our internal control over financial reporting.

With regard to the changes we made to our internal control over financial reporting during the first nine months of 2008 (as disclosed in our 2007 Form 10-K and in our 2008 Form 10-Qs), we do not believe that these changes, either individually or in aggregate, have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.  Even though we do not believe that these changes have had a material effect on our internal control over financial reporting, we believed that it was better to disclose the immaterial changes that we have made.

Annual Report on Form 10-K for the Year Ended December 31, 2007

Compensation Discussion and Analysis, page 73

2.               We note your response to comment two in our letter dated October 23, 2008.  In that response, you state that you have disclosed the compensation committee has adopted formal procedures regarding the granting of stock options.  Please describe these procedures by providing your intended disclosure for future filings.

In future filings, we will disclose that the Compensation Committee has adopted formal procedures regarding the grant of stock options, as summarized in new bullet point 5 below.  This disclosure will be inserted under the subheading “Equity-based compensation accounting.”

•                  The Compensation Committee makes annual equity awards to named recipients at a set time each year;

•                  The Compensation Committee makes all periodic equity awards, including new hire, promotion and special circumstance grants, at pre-scheduled monthly meetings;

•                  A senior member of the Human Capital Department, supported by designated members of the Legal, Tax and Accounting Departments, is responsible for ensuring that the accounting treatment, recipient notification requirements, and required disclosures have been determined for each equity award before the award is authorized by the Compensation Committee;

•                  In advance of each meeting, the Compensation Committee is provided with information on the accounting treatment and any non-standard terms of each proposed equity award;

•                  Equity awards (including RSUs and stock options) are not made until the approval date, which is the last date in which all of the following have been completed: (i) the Compensation Committee has approved the equity award at a duly convened meeting and (ii) all material terms of the relevant RSU, stock option or other equity security have been established (including the exercise price of any stock options);

•                  Other than as approved under new grant procedures, changes to grants after their approval date are prohibited, other than to withdraw a grant to an individual in its entirety because of a change in circumstances between approval and issuance of the grant (or to correct clear clerical errors); and

Please note that we have previously disclosed our procedures for granting to stock options to non-employee directors under the caption “Director Compensation” (on page 8 of our definitive proxy statement and on page 88 of our Form 10-K).  Grants to non-employee directors are made pursuant to the Amended and Restated 1999 Stock Option and Incentive Plan, which has been approved by stockholders.

The Role of Cash Compensation, page 78

3.              We note your response to comment three in our letter dated October 23, 2008.  In that response, you state “you will disclose objective financial criteria, if any, used in determining [your] contributions to fund the incentive benefit pool…with respect to the last fiscal year.”  However, it does not appear that you have disclosed this information regarding your last fiscal year.  If you have disclosed it already, please tell us where we can find this information.  If you have not disclosed this information already, please do so by providing us with your intended disclosure for future filings.

As previously stated, we will disclose in our 2009 proxy statement the objective criteria used in determining our contributions to the 2008 incentive benefit pool.  As an example of our intended disclosure in the 2009 proxy statement and in response to your comment, we have proposed the following as a “prior year” example of disclosure that would be included under the caption “The Role of Cash Compensation” in the Compensation Discussion and Analysis section.  This example of our disclosure relates to our actual 2007 revenue and operating income targets.

In 2007, funding of our incentive benefit pool was based on our achievement of revenue and operating profit targets.  In measuring our performance, we exclude certain one-time or unusual items which may occur during the year such as mergers, acquisitions, asset impairments or restructuring activities.

Funding of the incentive pool is based on our performance relative to a matrix of revenue and operating profit targets approved by the Compensation Committee prior to the beginning of the year.  In 2007, the financial performance targets for funding 100% of the incentive pool (approximately $10 million) were $1.40 billion of revenue and $132 million of operating profit.  The minimum funding level of the incentive benefit pool was 25% (approximately $2.5 million) and required us to achieve a minimum of $1.35 billion of revenue and $102 million of operating profit.  If we failed to achieve either one of the two minimum financial targets, we would not have funded the incentive benefit pool in 2007.

During 2007, we contributed $6.0 million (approximately 60% of target) to the incentive benefit pool based on our achievement of $1.37 billion of revenue and $116.2 million of operating margin (calculated as income from operations of $81.8 million, plus (i) $7.1 million of restructuring charges, (ii) $15.8 million of impairment losses, and (iii) $11.5 million of legal and accounting expenses attributable to the equity-based compensation review.

*     *     *     *     *

If you have any questions regarding the responses set forth above, please do not hesitate to contact the undersigned at 303.397.8353, Adriana Langston, Vice President and Controller, at 303.397.8681, or J. David Hershberger, Vice President and Assistant General Counsel, at 303.397.8944.

Sincerely,

/s/ John R. Troka, Jr.
John R. Troka, Jr.
Senior Vice President and
Interim Chief Financial Officer

cc:	Scott Stringer
Donna DiSilvio
Kenneth D. Tuchman
J. David Hershberger
Adriana Langston
PricewaterhouseCoopers LLP